CONSULTANT AGREEMENT


          THIS AGREEMENT is made effective as of the 5th day of September, 1996, by and between PACIFIC BAJA LIGHT METALS CORP., a Wyoming corporation, a Holding Company of OPTIMA WHEEL, INC., BAJA PACIFIC LIGHT METALS INC., and BAJA ORIENTE S.A. DE C.V., (hereinafter referred to as "Corporation"), TURBODYNE TECHNOLOGIES, INC., a British Columbian corporation ("Turbodyne"), LYKAR SPECIALTIES, INC., a California corporation (hereinafter referred to as "Consultant"). The parties agree and contract as follows:

                             ARTICLE I.  RECITALS
          1.01 CORPORATION: Corporation is involved in the manufacture and sale of cast aluminum products, primarily related to automotive uses, and wishes to retain Consultant to assist its president in the management of Corporation.

          1.02 CONSULTANT: It is the desire of Consultant to perform the management functions for the Corporation. In particular, Consultant will provide the services of LENNART RENBERG (hereinafter referred to as "Swede") to support the Corporation's management staff and Turbodyne. It is the Consultant's intention to assist the corporation in increasing sales of non-wheel or wheel related products.

          1.03 TURBODYNE: Turbodyne is the parent company of Corporation, and it is in the best interests of Turbodyne that Corporation be properly managed. Accordingly, Turbodyne has agreed

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to certain stock options in favor of Swede as hereinafter set forth.

              ARTICLE II.  SERVICES TO BE PERFORMED BY CONSULTANT

          2.01 CONSULTATIONS: The Consultant and Swede shall make themselves available to consult with Michael Joyce and other members of the Corporation's management staff and the Turbodyne management and Board of Directors at reasonable times concerning matters pertaining to (i) day to day operations and management of the Corporation; (ii) strategic business decisions; and (iii) such other transactions as may have a material impact on the Corporation's business operations.

          2.02 MANAGEMENT OF CONSULTANT: Except as otherwise provided, Swede shall, on a day-to-day basis, assist in the management of the corporation under the direction of its president, Michael Joyce. Swede shall report to the President of Turbodyne.
          Neither the Consultant nor Swede shall have authority to sign contracts on behalf of the Corporation, to incur on behalf of the Corporation any short term indebtedness other than in the ordinary course of business, nor incur any long term indebtedness, without the prior written approval of the Board of Directors. Furthermore, neither Consultant nor Swede shall purchase, lease or sell, or obligate the Corporation to purchase, lease or sell, any capital asset of the Corporation without the prior written approval of the Board of Directors.

          2.03 AMOUNT OF SERVICE: Swede shall work full time for the Corporation during the term of this Agreement and shall devote

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a minimum of forty (40) hours per week to the affairs of the Corporation.
These services shall be rendered at the Corporation's premises or in the offices of persons with whom the Corporation conducts business.

          2.04 BOOKS AND RECORDS: Consultant and Swede shall possess access and the right to review all of the past and present books and records of the Corporation and consult with Corporation's employees, agents, suppliers and customers during normal business hours in order to assist Consultant or Swede in the performance of their duties. During the term of this Agreement, Consultant and Swede shall assist the Corporation in maintaining its books and records.

          2.05 CONSULTANT'S OTHER ACTIVITIES: Corporation recognizes and acknowledges that Consultant is an independent consultant which employs Swede and that Consultant and Swede may, from time to time, serve other clients whose businesses are not competitive to or in conflict with Corporation during the term of this Agreement.

                         ARTICLE III.  INDEMNIFICATION

          3.01 LIMITED LIABILITY: With regard to the services to be performed by Consultant and Swede pursuant to the terms of this Agreement, the Consultant and Swede shall not be liable to the Corporation, or to any third party, for any acts or omissions in the performance of the services on the part of the Consultant and Swede, as long as said acts or omissions of the Consultant or Swede are provided or undertaken in good faith

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or do not constitute willful misconduct.  Consultant and Swede shall be entitled to rely on the items set forth in Corporations Code Section 309(b). The Corporation shall defend, indemnify (to the maximum extent permitted by California law) and hold Swede, Consultant and its agents, successors, shareholders, directors, officers or employees free and harmless from any and all obligations, costs, claims, judgments, attorney's fees, attachments or any other liability arising from or growing out of the services rendered to the corporation pursuant to the terms of this Agreement or in any way connected with the rendering of the services specified in this such services are provided or undertaken in good faith or do not constitute willful misconduct.

                        ARTICLE IV.  TERM OF AGREEMENT

          4.01 EFFECTIVE DATE OF AGREEMENT: This Agreement is effective as of acquisition of Corporation by Turbodyne.

          4.02 INITIAL TERM OF AGREEMENT: Unless otherwise terminated as provided herein, this Agreement shall continue in full force and effect from the effective date for a period of three (3) years.

          4.03 TERMINATION: This agreement shall be terminated upon the happening of any of the following events:

          (a) Whenever Corporation and Consultant shall mutually agree in writing to terminate this agreement;

          (b)  Upon the death of Swede;

          (c) At Corporation's option, if Swede shall suffer permanent disability. For purposes of this agreement "permanent

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disability" shall be defined as Consultant's inability, by reason of physical or mental illness or other cause, to perform the majority of his usual duties. Corporation's option shall be exercised in writing and delivered to Consultant and shall be effective upon delivery.

          (d) For cause (i.e. substance abuse, repeated mismanagement, repeated failure to heed the policy directions of the Board of Directors, dishonesty, etc.), upon written notice which shall be effective upon delivery.

          Upon any such termination, Consultant shall be entitled to receive the compensation accrued but unpaid as of the date of his termination and shall not be entitled to an additional compensation, except as expressly provided in this agreement.

                           ARTICLE V.  COMPENSATION

          5.01 COMPENSATION: Pacific Baja agrees to pay Consultant during the term of this agreement the following:

               a. BASE COMPENSATION. A base compensation of $12,500 per month.

               B. CASH BONUS. Consultant will be entitled to an annual cash bonus based on the consolidated net operating profit (before taxes) of Optima, Baja Pacific and Oriente. Accordingly, the net operating profit before taxes for optima, Baja Pacific and Oriente shall be consolidated in accordance with generally accepted accounting principles applied in the same manner as used prior to the acquisition of Pacific Baja by Turbodyne. No expenses shall be considered in this calculation that are not direct expenses of

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Pacific Baja, Baja Pacific, Optima or Oriente, and no Turbodyne overhead will be charged. Any contracts with Turbodyne or any Turbodyne affiliate will be at arm's length rates for this calculation. Such consolidated net profit shall be calculated on a calendar year basis during the term of this agreement except that the bonus for 1999 shall be calculated on the period January 1, 1999, through August 31, 1999, if Consultant is employed by Pacific Baja or any of the subsidiaries on August 31, 1999. If Consultant is employed by Pacific Baja or any of the subsidiaries as of the last day of the applicable calendar year then he shall be entitled to a bonus equal to a percentage of his annual base
salary (i.e., $150,000.00).   Consultant cash bonus shall be determined in
accordance with the following schedule:

          Consolidated                  Percentage
           NET PROFIT                   BASE SALARY
          ------------                  -----------
          $0 or less                         0%
          $1 - $500,000                      25%
          $500,001 - $1,000,000              50%
          $1,000,001 - $2,500,000            80%
          $2,500,001 - $5,500,000            100%
          $5,500,001 +                       150%

The cash bonus shall be calculated within thirty (30) days following each calendar year and paid in full within sixty (60) days following each calendar year.

          5.02 DATE OF PAYMENT: The compensation specified in 5.01 above shall be paid monthly on or before the 10th day of each month.

          5.03 EXPENSES: Corporation shall pay for all reasonable expenses and out of pocket costs incurred by Consultant in the

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performance of the services required under this Agreement for travel related expenses, costs, meals and any similar items. The Corporation authorizes Consultant to advance such costs and make such out of pocket expenditures as may be reasonably necessary in connection with its services. Corporation shall reimburse the consultant for any and all such costs and out of pocket expenditures upon the presentation by the Consultant, from time to time, of an itemized account of such expenditures and corresponding vouchers.

          5.04 WITHHOLDING TAXES: Consultant is an independent contractor. Therefore, Consultant will pay all taxes, including but not limited to state and Federal income taxes, SDI and FICA, which may be attributable to compensation paid to consultant under this Agreement. Consultant will also withhold and pay over any and all withholding responsible to taxes for its employees or agents, specifically including but not limited to Swede and the support staff.

                          ARTICLE VI.  STOCK OPTIONS

          6.01 STOCK OPTIONS: Consultant shall be entitled to options to acquire 150,000 shares of stock in Turbodyne Technologies, Inc., at the rate of 50,000 shares on the date of this agreement, and 50,000 shares on each of the next two anniversary dates of this agreement. The option price shall be the average price of Turbodyne stock on the Vancouver Stock Exchange in the ten-day period preceding the option date. The options shall be in effect for the three-year period subsequent to the execution of

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this Agreement.  It is understood that Turbodyne is acquiring Pacific Baja and this stock option is intended to give Consultant an incentive to manage Pacific Baja and its subsidiaries to the benefit of Turbodyne. To the extent Turbodyne registers any stock in the United States or Canada under any registration statement filed ninety (90) days or more after the date of closing of the acquisition of Pacific Baja by Turbodyne, Turbodyne agrees to register sufficient shares to cover the options herein described. Turbodyne agrees to implement an Incentive Stock option plan within twelve (12) months from the date of execution of this Agreement to conform to Internal Revenue Code Section
422. The options are granted in consideration of the execution of this contract and will survive Consultant termination.

           ARTICLE VII.  CONFIDENTIALITY AND COVENANT NOT TO COMPETE

          7.01 CONFIDENTIALITY: During the term of this Agreement, Corporation will make available to Consultant certain confidential information such as the Corporation's customers, billing, trade secrets and similar confidential information about the general operation of the Corporation's business. Since such information is agreed by the parties to be a valuable, special and unique asset of Corporation, Consultant hereby agrees that the consultant and its employees, officers, directors and shareholders will-not during or after the term of such engagement reveal such confidential information or any part of it to any person, firm, corporation or association except as may be required by law. In

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the event of a breach of this covenant, Corporation will be entitled to enjoin
Consultant and its employees, officers, directors and shareholders from the disclosure of such information, in addition to any other remedies available at law. This covenant not to disclose confidential information will remain in effect during the term of this Agreement and in perpetuity from and after the termination of this Agreement unless waived by Corporation or by virtue of the terms of sale of the Corporation or its assets. Consultant shall return all company lists, company manuals and other company documents and including any photocopies thereof upon termination of this Agreement.

          7.02 COVENANT NOT TO COMPETE: During the term of this agreement, Consultant agrees not to compete against Turbodyne, Pacific Baja Acquisition Corporation, Optima Wheels, Inc., Baja Pacific Light Metals, Inc. or Baja Oriente S.A. de C.V., whether as an officer, shareholder, director, partner, sole proprietor, employee, or otherwise within a one hundred (100) mile radius of any current office or manufacturing plant of either Optima or Baja Pacific Light Metals. If Consultant breaches this agreement; then Pacific Baja shall have the right to enjoin Consultant from any further competitive action.

                       ARTICLE VIII.  GENERAL PROVISIONS

          8.01 NOTICES: Any and all notices or other communications required or permitted by this Agreement or by law to be served on or given to any party hereto by the other party shall be in writing and shall be deemed duly delivered when personally

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delivered to the party to whom they are directed, or in lieu of such personal service, when deposited in the United States mail, first class, registered or certified with return receipt requested, postage prepaid, and addressed as follows:
          Corporation:   ATTENTION: MIKE JOYCE
                         15300 Valley View
                         La Mirada, CA 90638

          Consultant:    LYKAR SPECIALTIES, INC.
                         15300 Valley View
                         La Mirada, CA 90638

Any notice which is mailed shall be deemed delivered two (2) days after the date when deposited with the United States mail.

          8.02 ATTORNEY'S FEES: In the event of arbitration concerning this Agreement or in relation thereto, the prevailing party in such arbitration shall be entitled, in addition to any other relief, attorney's fees which shall be determined by the arbitrator.

          8.03 MODIFICATION AND WAIVER: No supplement, modification or amendment of this Agreement shall be binding unless executed in writing by all of the parties. No waiver of any provisions of this Agreement shall be deemed, or constitute, a waiver of any other provisions, whether of the shall or not similar, nor shall any waiver constitute a continuing waiver. No waiver shall be binding unless executed in writing by the party making the waiver.

          8.04 ASSIGNMENT: Neither this Agreement nor any duties or obligations under this Agreement may be assigned by either party without the prior written consent of the other party.

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          8.05 ENTIRE AGREEMENT:  This Agreement supersedes the January 1,
1995, Consultant Agreement and constitutes the sole and only agreement or contract between the parties regarding the services by Consultant for Corporation and correctly sets forth the obligations of the parties to each other as of the date of execution. There are no other prior agreements, promises, representations or understandings not expressly set forth. Any agreements or representations respecting this Agreement not expressly set forth in this contract are null and void.

          8.06 PARTIAL INVALIDITY: If any provision of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remaining provisions will nevertheless continue in full force without being impaired or invalidated in any way.

          8.07 CONSTRUCTION: Both parties participated in the drafting of this Agreement. Therefore, no greater or stricter construction shall be applied to any party hereto.

          8.08 Arbitration: The parties shall use all reasonable efforts to resolve amicably any controversy or claim arising out of, relating to this Agreement, or the breach thereof. However, in the event such controversy or claim cannot be resolved by agreement of the parties, it shall be settled by arbitration in Los Angeles County, California, in accordance with the then existing rules of the American Arbitration Association, except that the parties shall be entitled to all discovery to which they would normally be entitled in civil litigation in the California Superior Court.

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California law shall govern.  Any judgment upon the award of the arbitrator may be rendered and enforced in any court having jurisdiction thereof.

          EXECUTED at La Mirada, California, USA and Vancouver, British Columbia, CANADA.

                         CORPORATION:

                         PACIFIC BAJA ACQUISITION CORP.,
                         A Wyoming Corporation


                         By_______________________________
                              LEON E. NOWEK, President

                         CONSULTANT:

                         LYKAR SPECIALTIES, INC.


                         By   /S/ KAREN DAVENPORT
                              KAREN DAVENPORT, President


          Turbodyne Technologies, Inc., hereby agrees to the foregoing and specifically/agrees to the stock option provisions.

                         TURBODYNE TECHNOLOGIES, INC.,
                         By its authorized signatories


                         By
                           --------------------------------
                              Director


                         By
                            -------------------------------
                              Director


          LENNART RENBERG hereby agrees to the foregoing.


                            /S/ LENNART RENBERG
                         LENNART "SWEDE" RENBERG
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